Exhibit 23.2

Dr. Roger Steininger

Consent of Expert

To: Gryphon Gold Corporation

United States Securities Exchange Commission

I, Roger Steininger, do hereby consent to the filing of the written disclosure of the technical report titled the *Technical Report on the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA* (the "Technical Report") dated April 28, 2008 and any extracts from or a summary of the Technical Report in the Annual Report for Gryphon Gold Corporation on Form 10K for the year ended March 31, 2010 ("Annual Report"), and to the filing of the Technical Report with the United States Securities and Exchange Commission.

I also consent to the use of my name in the Annual Report

Dated this 25 of June, 2010.